

January 14, 2014

William H. W. Crawford, IV
President and Chief Executive Officer
Rockville Financial, Inc.
45 Glastonbury Boulevard, Suite 200
Glastonbury, Connecticut 06033

Re: Rockville Financial, Inc.
Registration Statement on Form S-4
Filed December 18, 2013
File No. 333-192930

Dear Mr. Crawford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide the staff with the board books.

Joint Proxy Statement/Prospectus Cover Page

2. Please disclose the trading price of United Financial common stock on November 14, 2013.

3. Disclose the percentage of the combined company to be held by United shareholders following the merger.

Questions and Answers

4. Move the fifth Q&A on what United shareholders will receive in the merger closer to the top of the Q&A section.

5. Revise the first Q&A to describe the merger from the perspective of how the merger will affect shareholders, reducing the overly mechanical tone and description.

6. Your Q&A section exceeds 6 pages and repeats much of the information also in the Summary section. Consider limiting the Q&A section so that it serves a discreet purpose, such as answering the most common shareholder questions or discussing the shareholder meetings and vote.

Summary

Rockville's Board of Directors Unanimously Recommends…, page 2

United's Board of Directors Recommends…., page 2

7. Please include a substantive reason for the merger in each subsection.

The Merger is Intended to be Tax Free…, page 6

8. You must obtain and file an Item 601(b)(8) tax opinion prior to effectiveness. Revise this section and the subheading to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement.

Rockville's Officers and Directors Have Interests in the Merger that Differ… page 6

United's Officers and Directors Have Interests in the Merger that Differ, page 7

9. Please quantify the aggregate amount each director and officer will receive as a result of the merger. Please provide more specific disclosure and quantification in the main section.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income, page 23

10. Please revise to present historical basic and diluted per share data based on continuing operations and pro forma basic and pro forma basic and diluted per share data on the face of the pro forma statement of operations as required by Rule 11-02(b)(7) of Regulation S-X.

11. Also, present the number of shares used to compute the per share data if outstanding shares used in the calculation are affected by the transactions included in the pro forma financial statements.

The Merger

Background of the Merger, page 49

12. Expand the discussion in the sixth full paragraph on page 50 relating to the Board's consideration of Company A's merger to explain further, in light of the premium indicated by the implied $20.22 exchange ratio, the reasons the board members determined it was not in the best interests of United shareholders to negotiate further with Company A.

13. Disclose in the first full paragraph on page 54 whether the United Board's vote in favor of this merger was unanimous. If not, identify the reasons for dissent. Make corresponding changes to the Summary.

United's Reasons for the Merger; Recommendation…, page 54

14. If the referenced cost savings have been quantified, please disclose.

Opinion of Stern Agee, page 57

15. Expand the third paragraph to state that Stern Agee has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

General, page 66

16. Expand the disclosure on compensation received in the past two years to include all compensation, not just compensation for investment banking. Please refer to Section 1015(b)(4) of Regulation M-A.

Rockville's Reasons for the Merger; Recommendation…, page 68

17. If the referenced cost savings have been quantified, please disclose.

Opinion of RBCCM, page 69

18. Expand the third paragraph to state that RBCCM has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

19. Please disclose any material relationship that has existed between Rockville and RBCCM during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Opinion of Sandler O'Neill, page 75

20. Expand the second paragraph to state that Sandler O'Neill has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

21. Please disclose any material relationship that has existed between Rockville and Sandler O'Neill during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Material U.S. Federal Income Tax Consequences of the Merger, page 119

22. Delete the language in the first sentence: "a general discussion of certain," and replace with language approximating "a discussion of all material U.S federal income tax consequences."

23. Revise to clarify that you have opinions of counsel that the merger will be a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received. State that these opinions are filed as exhibits to the registration statement. Eliminate the phrase "provided the merger qualifies as a "reorganization" on page 120.

Legal Matters, page 133

24. Please provide the addresses of counsel.

Exhibits

25. Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff's review.

United Financial, Inc. Form 10-K FYE 12/31/12

Item 13. Certain Transactions with Related Persons

26. Advise us whether you could have made the required disclosure: that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for *comparable loans with persons not related to the lender*. Refer to Instruction 4(c) to item 404(a) of Regulation S-K. If not, please amend.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Todd Schiffman

Todd Schiffman
Assistant Director
Office of Financial Services